UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2012	Commission File Number: 001-31253

PENGROWTH ENERGY CORPORATION
(Name of registrant)

2100, 222 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 0B4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Enclosed:

First Amending Agreement to Amended and Restated Credit Agreement

FIRST AMENDING AGREEMENT
TO
AMENDED AND RESTATED
CREDIT AGREEMENT

BETWEEN:

PENGROWTH ENERGY CORPORATION
(AS BORROWER)

- and -

THE FINANCIAL INSTITUTIONS NAMED HEREIN
IN THEIR CAPACITIES AS LENDERS
(AS LENDERS)

- and -

ROYAL BANK OF CANADA
(AS ADMINISTRATIVE AGENT)

- and -

RBC CAPITAL MARKETS
(AS LEAD ARRANGER AND SOLE BOOKRUNNER)

- and -

BANK OF MONTREAL
(AS SYNDICATION AGENT)

- and -

THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE
HSBC BANK CANADA AND THE TORONTO-DOMINION BANK
(AS CO-DOCUMENTATION AGENTS)

November 29, 2011

Burnet, Duckworth & Palmer LLP
Bennett Jones LLP

FIRST AMENDING AGREEMENT

This First Amending Agreement is made as of November 29, 2011.

AMONG:

PENGROWTH ENERGY CORPORATION, a corporation governed by the laws of the Province of Alberta, having an office in Calgary, Alberta

OF THE FIRST PART

and

ROYAL BANK OF CANADA, BANK OF MONTREAL, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE, HSBC BANK CANADA, THE TORONTO-DOMINION BANK, NATIONAL BANK OF CANADA, ALBERTA TREASURY BRANCHES, UNION BANK, CANADA BRANCH and BNP PARIBAS (CANADA) (collectively, the "Existing Lenders" and individually an "Existing Lender") and SUMITOMO MITSUI BANKING CORPORATION OF CANADA (the "New Lender") and those other financial institutions which hereafter become lenders under the Credit Agreement from time to time, in their capacities as Lenders

OF THE SECOND PART

and

ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower, the Agent and the Existing Lenders are parties to an Amended and Restated Credit Agreement dated January 1, 2011 (the "Credit Agreement");

AND WHEREAS the Borrower, the Agent and the Lenders wish to amend the Credit Agreement on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

All capitalized terms used but not otherwise defined herein shall have the same meaning ascribed thereto in the Credit Agreement.  In addition, the following capitalized terms and phrases shall have the following meanings:

"Departing Lender" means BNP Paribas (Canada);

"Effective Date" means the date on which all of the conditions precedent in Section 5.1 of this Agreement have been satisfied or waived by the Lenders;

"Existing Bankers' Acceptances" means the Bankers' Acceptances in the aggregate amount of Cdn. $44,000,000 which mature on December 23, 2011;

"Existing Fronted Letters of Credit" means those Fronted Letters of Credit listed in Exhibit A hereto;

"Existing Lenders" and "Existing Lender" each have the meaning given thereto in the recitals hereto; and

"New Lender" has the meaning given thereto in the recitals hereto.

ARTICLE 2
AMENDMENTS

2.1	Pricing

(a)	Effective as of the Effective Date, the Credit Agreement is amended by deleting the table in the definition of "Margin" and replacing it with the following:

Consolidated Senior Debt to EBITDA Ratio
Type of Borrowing or Fee	<1.00:1.00	>1.00:1.00 and <1.75:1.00	>1.75:1.00 and <2.25:1.00	>2.25:1.00 and <3.00:1.00	>3.00:1.00
Cdn. Prime Loans and U.S. Base Rate Loans	"•" bps	"•" bps	"•" bps	"•" bps	"•" bps
Libor Loans, Bankers' Acceptances and Letters of Credit	"•" bps	"•" bps	"•" bps	"•" bps	"•" bps
Standby Fee	"•" bps	"•" bps	"•" bps	"•" bps	"•" bps

(b)
The Borrower, the Agent and the Lenders hereby confirm and agree that, as a result of the change in Margin effected herein, all interest payable on outstanding Loans, acceptance fees payable on outstanding Bankers' Acceptances and issue fees payable on outstanding Letters of Credit shall be adjusted in accordance with Article 5 of the Credit Agreement.

2.2	Maturity Date and Tenor

(a)	Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to "October 29, 2013" in the definition of "Maturity Date" and replacing such reference with "November 29, 2015";

(b)	Section 3.15 of the Credit Agreement is hereby amended by deleting the reference to "October 29" and replacing it with "November 29"; and

(c)	Sections 3.15(d) and (e) of the Credit Agreement are hereby amended by deleting all references to "three years" therein and replacing each such reference with "four years".

2.3	Increased Costs

Section 10.2 of the Credit Agreement is hereby amended by adding the following immediately after the first full sentence thereof:

"Notwithstanding anything herein to the contrary, (a) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all regulations, requests, rules, guidelines or directives thereunder or issued in connection therewith, and (b) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or other regulatory authorities, in each case pursuant to Basel III ((a) and (b) being, the "New Rules"), shall in each case be deemed to be a "change in law" for the purposes of this Section 10.2, regardless of the date enacted, adopted or issued, in each case to the extent that such New Rules are materially different from those applicable laws, regulations, treaties or official directives or regulatory requirements (or the interpretation or application thereof) which are in full force and effect on November 29, 2011.".

2.4	Electronic Notices

Section 13.5 of the Credit Agreement is hereby amended by adding the following at the end thereof:

"Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including email and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article 3 if such Lender has notified the Agent that it is incapable of receiving notices under such Article by electronic communication.  The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.  Unless the Agent otherwise prescribes, (a) notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgement), and (b) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its email address as described in the foregoing paragraph (a), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both paragraphs (a) and (b) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

The Borrower agrees that the Agent may, but shall not be obligated to, make communications available to the Lenders by posting on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the "Platform").  The Platform is provided "as is" and "as available."  The Agent does not warrant the adequacy of the Platform and expressly disclaims liability for errors or omissions in communications.  No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by the Agent in connection with communications or the Platform. In no event shall the Agent have any liability to the Borrower or the other Loan Parties, any Lender or any other person for damages of any kind, including, without limitation, direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower's or the Agent's transmission of communications through the Platform."

ARTICLE 3
DEPARTING LENDER, NEW LENDER AND ADJUSTMENTS TO COMMITMENTS

3.1	Departing Lender and Adjustments to Commitments

(a)
Each of the parties hereto consents to the departure of the Departing Lender as a Lender and to the repayment to the Departing Lender as contemplated herein. On the effective date hereof, the Borrower shall pay to the Agent for the account of the Departing Lender any Borrowings (other than in connection with Existing Bankers' Acceptances which were accepted by the Departing Lender and other than in connection with Existing Fronted Letters of Credit) owing to the Departing Lender, and upon such repayment, the Departing Lender shall cease to be a Lender under the Credit Agreement. The Commitments of the Lenders are hereby amended to be as set forth in Exhibit B hereto and Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit B hereto.

(b)
With respect to the Existing Bankers' Acceptances which were accepted by the Departing Lender, the New Lender shall indemnify and hold the Departing Lender harmless from and against any losses or costs incurred by it in connection with such Existing Bankers' Acceptances (which shall remain the liability and obligation of the Departing Lender), and the Departing Lender shall pay to the New Lender an amount equal to 80% of all fees paid to the Departing Lender in respect of such Existing Bankers' Acceptances, multiplied by the number of days remaining in the term of any such Existing Bankers' Acceptance after the date hereof to the maturity date thereof, divided by the number of days in the total term thereof.

(c)
The Borrower, the Agent and the Lenders acknowledge and agree that on the date hereof the Borrowings will not be outstanding in accordance with the Lender's Proportion of each Lender and, in order to ensure that such Borrowings will be outstanding in accordance with such Lender's Proportion as soon as possible, agree as follows:

(i)
to make such adjustments to all Cdn. Prime Loans and U.S. Base Rate Loans and the records for Existing Fronted Letters of Credit so that such Loans and Letters of Credit are outstanding in accordance with the Lender's Proportion of each Lender; and

(ii)
until such time as the Borrowings are outstanding in accordance with the Lender's Proportion of each Lender, the definition of Majority Lenders shall be determined based on Borrowings outstanding rather than on Commitment;

provided that nothing herein shall require that a Lender have Borrowings outstanding at any time in excess of its Commitment.

3.2	New Lender

(a)	The New Lender:

(i)	agrees to be bound by the provisions of the Credit Agreement applicable to a Lender and to perform its obligations as a Lender thereunder;

(ii)
confirms that it has received a copy of the Credit Agreement and other Loan Documents together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to assume the obligations of a Lender under and become a party to the Credit Agreement and other Loan Documents;

(iii)
agrees that it will, independently and without reliance on the Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time continue to make its own credit decisions in taking or not taking action under the Credit Agreement and other Loan Documents;

(iv)
appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretions under the Credit Agreement and the other Loan Documents as are delegated to the Agent by the terms thereof, together with such powers and discretions as are reasonably incidental thereto; and

(v)	confirms that the address for notices for the New Lender under the Credit Agreement shall be as set forth on Exhibit B hereto.

(b)	The Agent and each Fronting Lender hereby confirms that it has consented to the New Lender becoming a new Lender under the Credit Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Agreement, that as of the date hereof:

(a)	there exists no Default or Event of Default; and

(b)	the representations and warranties contained in Article 2 of the Credit Agreement (on the basis that this Agreement is a Loan Document) are true and correct.

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Conditions Precedent

This Agreement shall become effective on the date the following conditions precedent are satisfied:

(a)	as of such date, there exists no Default or Event of Default;

(b)	the representations and warranties contained in Article 2 of the Credit Agreement (on the basis that this Agreement is a Loan Document) are true and correct as of such date;

(c)	the Agent has received, in form and substance satisfactory to the Agent and the Lenders, a duly executed copy of this Agreement in sufficient numbers for distribution to each of the Lenders; and

(d)
prior to or concurrently with the execution of this Agreement, the Borrower has paid all fees which are then due which have been agreed to be paid by it in connection herewith to the Agent and the Lenders.

5.2	Waiver of a Condition Precedent

The terms and conditions of Section 5.1 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of all of the Lenders in whole or in part with or without terms or conditions.

ARTICLE 6
FEES

6.1	Fees

The Borrower agrees to pay to the Agent on behalf of each Lender on the date hereof a commitment fee equal to:

(a)	"•" bps on the Commitment of each Existing Lender (other than the Departing Lender) as in effect immediately prior to the effectiveness of this Agreement; and

(b)	"•" bps on the Commitment of the New Lender.

ARTICLE 7
MISCELLANEOUS

7.1	Ratification

This Agreement is supplemental to the Credit Agreement and forms part of, and has the same effect as though incorporated in, the Credit Agreement.  Except as amended herein, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

7.2	Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

7.3	Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

7.4	Time of Essence

Time shall be of the essence of this Agreement.

7.5	Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

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Exhibit A

To the First Amending Agreement dated November 29, 2011
Between Pengrowth Energy Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada as Administrative Agent

EXISTING FRONTED LETTERS OF CREDIT

[Intentionally Deleted]

Exhibit B

To the First Amending Agreement dated November 29, 2011
Between Pengrowth Energy Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada as Administrative Agent

Schedule A to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

COMMITMENTS AND ADDRESSES

FRONTED LC
LENDER	COMMITMENT	COMMITMENT

Royal Bank of Canada	"●"	"●"
Suite 1100, 888 – 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attention: Senior Manager
Fax No.: (403) 292-3234

Bank of Montreal	"●"	"●"
2200, 333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Attention: Director
Fax No.: (403) 515-3650

The Bank of Nova Scotia	"●"	"●"
2000, 700 – 2nd Street S.W.
P.O. Box 2540
Calgary, Alberta T2P 2W1

Attention: Managing Director
Fax No.: (403) 221-6497

Canadian Imperial Bank of Commerce	"●"	"●"
Oil and Gas Group
855 - 2nd St. S.W., 9th floor
(East Tower, Bankers Hall)
Calgary, Alberta
T2P 2P2

Attention: Director
Fax No.: (403) 221-5779

HSBC Bank Canada	"●"	"●"
8th Floor, 407 – 8th Avenue S.W.
Calgary, Alberta T2P 1E5

Attention: Corporate & Institutional Banking
Fax No.: (403) 696-8616

The Toronto-Dominion Bank	"●"	"●"
Corporate Banking
800, 324 – 8th Avenue S.W.
Calgary, Alberta T2P 1E5

Attention: Vice-President, Corporate Credit
Fax No.: (403) 292-2772

National Bank of Canada	"●"	"●"
Corporate Banking
Suite 2802, 450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention: Managing Director
Fax No.: (403) 265-0543

Union Bank, Canada Branch	"●"	"●"
Suite 730, 440 – 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Attention: Vice President
Fax No.: (403) 264-2770

FRONTED LC
LENDER	COMMITMENT	COMMITMENT

Alberta Treasury Branches	"●"	"●"
600, 444 - 7th Avenue S.W.
Calgary, Alberta T2P 0X8

Attention: Director, Energy
Fax No.: (403 974-5784

Sumitomo Mitsui Banking Corporation of Canada	"●"	"●"

Suite 1400, Ernst & Young Tower
Toronto-Dominion Centre, P.O. Box 172,
222 Bay Street
Toronto, Ontario M5K 1H6

Attention: Senior Vice President
Fax No.: (416) 367-3565

Total:	Cdn. $50,000,000	Cdn. $1,000,000,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2012	PENGROWTH ENERGY CORPORATION

	By:	/s/ Andrew D. Grasby
Name: Andrew D. Grasby
Title: Vice President, General Counsel & Corporate Secretary